                                                              Rule No. 424(b)(5)
                                                       Registration No. 33-49620

PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 16, 1997)

$300,000,000

FOOD LION, INC.

$150,000,000 7.55% NOTES DUE 2007                               (FOOD LION LOGO)
$150,000,000 8.05% NOTES DUE 2027

The 7.55% Notes due 2007 (the "Notes due 2007"), which will mature on April 15, 2007 and the 8.05% Notes due 2027 (the "Notes due 2027"), which will mature on April 15, 2027 (collectively, the "Notes") are being offered by Food Lion, Inc. (together with its consolidated subsidiaries, "Food Lion" or the "Company"). Interest on the Notes is payable semiannually in arrears on April 15 and October 15 of each year, commencing October 15, 1997.

The Notes due 2007 and the Notes due 2027 each will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of each such Note to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus five basis points in the case of the Notes due 2007, and at the Treasury Rate plus 20 basis points in the case of the Notes due 2027, plus, in the case of (i) or (ii), accrued interest on the principal amount being redeemed to the date of redemption. See "Description of Notes -- Certain Terms of the Notes due 2007; -- Certain Terms of the Notes due 2027."

Each of the Notes will be represented by one or more global securities ("Global Securities") registered in the name of the nominee of The Depository Trust Company ("DTC"), as depositary. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided in the accompanying Prospectus and herein, individual Notes will not be issued. See "Description of Debt Securities -- Global Debt Securities" in the accompanying Prospectus and "Description of Notes -- Book Entry System." Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore settle in immediately available funds. See "Description of Notes -- Delivery and Form; -- Book-Entry System; -- Same-Day Settlement and Payment."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                          PRICE TO          UNDERWRITING          PROCEEDS TO
                                          PUBLIC(1)         DISCOUNT              COMPANY(1)(2)
Per Note due 2007.......................  99.677%           .650%                 99.027%
Total...................................  $149,515,500      $975,000              $148,540,500
Per Note due 2027.......................  99.632%           .875%                 98.757%
Total...................................  $149,448,000      $1,312,500            $148,135,500
-----------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from April 21, 1997 to the date of delivery.
(2) Before deducting expenses payable by the Company estimated to be $200,000 in the aggregate for all the Notes.

The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made in book-entry form through the facilities of DTC on or about April 21, 1997.

SALOMON BROTHERS INC                           NATIONSBANC CAPITAL MARKETS, INC.

The date of this Prospectus Supplement is April 16, 1997.

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING PURCHASES OF THE NOTES TO STABILIZE THEIR MARKET PRICES, PURCHASES OF THE NOTES TO COVER SOME OR ALL OF A SHORT POSITION IN THE NOTES MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                STATEMENT REGARDING FORWARD LOOKING INFORMATION

     From time to time, information provided by the Company, including written and oral statements made by its representatives, may contain forward-looking information as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the Company's business, future capital expenditures and the Company's business strategy, are forward-looking statements. In reviewing such information, it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking information. This forward-looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors have previously been identified in filings or statements made by or on behalf of the Company.

     Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking information include: changes in the general economy or in the Company's primary markets, changes in consumer spending, competitive factors and other factors affecting the Company's business in or beyond the Company's control. These factors include changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to litigation or other claims, inability to develop new stores or complete remodels as rapidly as planned, stability of product costs, and uncertainties detailed from time-to-time in the Company's filings with the Securities and Exchange Commission, including the Current Report on Form 8-K dated April 7, 1997.

                                  THE COMPANY

     The Company is one of the nation's largest retail food supermarket chains, delivering products and services to more than nine million customers a week. The Company's stores, which are operated under the name of "Food Lion" or "Kash n' Karry," sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery and non-food items such as health and beauty aids and other household and personal products. The Company offers nationally and regionally advertised brand name merchandise as well as products manufactured and packaged under private label for the Company. As of April 2, 1997, the Company operated 1,202 stores in 14 states.

     Food Lion was incorporated in North Carolina in 1957 and maintains its corporate headquarters at 2110 Executive Drive, Salisbury, North Carolina 28145-1330, telephone (704) 633-8250.

                              RECENT DEVELOPMENTS

     On April 3, 1997, the Company announced its consolidated operating results for the quarter ended March 22, 1997. The Company had net sales of $2.3 billion and net income of $45.5 million for the quarter ended March 22, 1997, increases of 13% and 11%, respectively, compared with the quarter ended March 23, 1996. Earnings per share were $0.10 for the quarter ended March 22, 1997, as compared to $0.09 for the quarter ended March 23, 1996.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes (approximately $296.5 million) will be used to refinance the Company's indebtedness, consisting of a revolving credit facility with $300 million principal amount outstanding as of April 16, 1997 and having a weighted average interest rate of 5.66%. The amounts outstanding under such revolving credit facility were primarily used in connection with the acquisition of Kash n' Karry Food Stores, Inc. ("Kash n' Karry").

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for the Company for the fiscal years ended December 28, 1996, December 30, 1995 and December 31, 1994 was 3.63, 3.47, and 2.99, respectively. For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of income before income taxes plus fixed charges. "Fixed charges" consist of interest expense and one-third of rental expense (the portion deemed representative of the interest factor).

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at March 22, 1997 and as adjusted to give effect to the issuance of the Notes offered hereby.

                                                                    MARCH 22, 1997
                                                              ---------------------------
                                                                ACTUAL        AS ADJUSTED
                                                              ----------      -----------
                                                                (DOLLARS IN THOUSANDS)
SHORT-TERM DEBT:
     Notes payable..........................................  $  300,000      $       --
     Current portion of long-term debt......................         988             988
     Current portion of capital lease obligations...........      21,452          21,452
                                                              ----------      ----------
          Total short-term debt.............................  $  322,440      $   22,440
                                                              ----------      ----------

LONG-TERM DEBT:
     Long-term debt.........................................  $  220,012      $  220,012
     Notes..................................................          --         300,000
     Convertible subordinated debentures....................     114,073         114,073
     Capital lease obligations..............................     470,545         470,545
                                                              ----------      ----------
          Total long-term debt..............................  $  804,630      $1,104,630
                                                              ----------      ----------
          Total debt........................................  $1,127,070      $1,127,070
                                                              ----------      ----------

SHAREHOLDERS' EQUITY:.......................................  $1,245,436      $1,245,436
          Total capitalization..............................  $2,372,506      $2,372,506
                                                              ==========      ==========

                            SELECTED FINANCIAL DATA

     The selected financial information in the following table for each of the five years has been derived from the Company's Annual Reports which include consolidated financial statements that have been audited by Coopers & Lybrand L.L.P., independent auditors. The selected information should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated by reference in this Prospectus.

                                                          FISCAL YEAR ENDED
                               -----------------------------------------------------------------------
                               DECEMBER 28,   DECEMBER 30,   DECEMBER 31,   JANUARY 1,     JANUARY 2,
                                   1996           1995           1994          1994         1993(A)
                               ------------   ------------   ------------   -----------   ------------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales....................   $9,005,932     $8,210,884     $7,932,592    $7,609,817     $7,195,923
Cost of goods sold...........    7,087,177      6,516,637      6,323,693     6,121,274      5,759,534
                                ----------     ----------     ----------    ----------     ----------
     Gross profit............    1,918,755      1,694,247      1,608,899     1,488,543      1,436,389
Selling and administrative
  expenses...................    1,325,592      1,191,532      1,129,803     1,096,306        975,111
Depreciation.................      165,286        146,170        139,834       143,042        121,616
Asset impairment reserve.....        9,587             --             --            --             --
                                ----------     ----------     ----------    ----------     ----------
     Operating income........      418,290        356,545        339,262       249,195        339,662
Store closing charge.........           --             --             --       170,500             --
Interest expense.............       80,520         73,484         86,564        72,343         49,057
                                ----------     ----------     ----------    ----------     ----------
     Income before income
       taxes.................      337,770        283,061        252,698         6,352        290,605
Income taxes.................      131,700        110,700         99,800         2,500        112,600
                                ----------     ----------     ----------    ----------     ----------
     Net income..............   $  206,070     $  172,361     $  152,898    $    3,852     $  178,005
                                ==========     ==========     ==========    ==========     ==========
BALANCE SHEET DATA:
Total assets.................   $3,488,592     $2,645,265     $2,481,941    $2,503,683     $2,521,492
Working capital..............      274,509        453,718        438,624       520,201        162,451
Total debt...................    1,237,099        742,977        689,410       888,189        951,307
Shareholders' equity.........    1,215,938      1,102,510      1,027,353       917,554        955,719
FINANCIAL DATA:
Gross margin.................         21.3%          20.6%          20.3%         19.6%          20.0%
Operating income margin......          4.6            4.3            4.3           3.3            4.7
EBITDA(b)(c).................   $  603,415     $  517,689     $  498,071    $  402,998     $  460,298
Capital expenditures.........      283,564        219,905        117,312       159,857        402,327
OTHER DATA:(D)(E)
Comparable store sales.......          5.7%           2.3%           3.3%         (2.6%)         (0.4%)
Store count(f)...............        1,112          1,073          1,039         1,096          1,012
Total square footage at
  year-end...................       32,615         30,056         27,335        28,950         26,428

---------------

(a) 53-week fiscal year.
(b) Earnings before LIFO, interest, taxes and depreciation. Fiscal year ended January 1, 1994 earnings adjusted for store closing charge. Fiscal year ended December 28, 1996 earnings adjusted for asset impairment reserve.
(c) Information derived from, but not specified in, the consolidated financial statements in the Annual Reports.
(d) Derived from information in the Annual Reports other than the consolidated financial statements.
(e) Does not include Kash n' Karry.
(f) Number of stores operating at year-end.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The Company had record sales of $9.0 billion and net earnings of $206.1 million in fiscal 1996, increases of 9.7% and 19.6%, respectively, compared with fiscal 1995. During 1996, Food Lion opened 55 new stores and acquired nine additional stores when it purchased the assets of the Food Fair supermarket chain in Winston Salem, N.C. The Company relocated 22 older stores and closed three stores, resulting in 1,112 stores operating at the end of the fiscal year compared with 1,073 stores in 1995. The Company renovated 124 existing Food Lion stores in 1996, which included expanding square footage and adding deli/bakeries in most of the stores.

     In December of 1996, the Company completed its acquisition of Kash n' Karry. Kash n' Karry operates 99 supermarkets in Florida and is a wholly-owned subsidiary of the Company. The transaction was accounted for using the purchase method of accounting.

SALES

     Sales reached a record $9.0 billion for the 52 weeks ended December 28, 1996, compared with $8.2 billion and $7.9 billion for the comparable periods in 1995 and 1994, resulting in annual increases of 9.7%, 3.5% and 4.2%, respectively. In 1996, the Company recorded a 5.7% increase in same store sales, or sales for stores open in comparable time periods. Same store sales increases were 2.3% and 3.3% in 1995 and 1994, respectively.

     During 1996, the Company's sales increase resulted from a number of factors, including its aggressive store renovation strategy, opening of new stores, conversion to 24-hour operations and several marketing initiatives. Store renovations continue to boost sales, as 124 existing stores were renovated to update equipment and properties and, in most locations, to add deli/bakeries. The Company continued to convert its stores to 24-hour operation in 1996 and, as a result, 80% of its stores had been converted to 24-hour operation as of December 28, 1996. As stated under "Results of Operations" above, the Company opened 55 new stores, acquired nine stores, and closed 25 older stores, a net increase of 39 stores for 1996 (excluding the Kash n' Karry stores).

     During 1996, the Company expanded the MVP Customer program, which rewards loyal Food Lion shoppers with additional discounts of up to 20% off Food Lion's Extra Low Prices on a monthly selection of items featured by the program. The MVP Customer program has been increased to include a wider selection of items, and the Company plans to link it with additional promotional activity in 1997. Additionally, the Company expanded its convenience to customers by implementing debit/credit card processing and no-ID check tender in all of its stores in 1996 and offering 24-hour operations in 80% of its stores.

     The 1997 business plan includes opening 55 to 60 new stores (up to 20 of these replacing older stores) and renovating approximately 100 existing stores. The Company's growth strategy includes plans to open new stores and renovate existing stores to maintain a competitive edge in the Company's current markets and expand by acquisitions, if and when appropriate. In addition, Food Lion will continue to evaluate its store base and may close stores to take advantage of relocation opportunities or to eliminate operating losses in underperforming stores. During 1996, Food Lion's Southwest market, with 61 stores, improved cash flow and reduced operating losses. The Company continues to monitor sales and profits in the Southwest market. Food Lion will continue to evaluate the performance of all corporate assets, including those in the Southwest. Food Lion's growth strategy is flexible, and the Company will listen to its customers and revise its strategy accordingly in an effort to provide Extra Low Prices and More for its customers.

GROSS PROFIT

     In fiscal 1996, gross profit was 21.3% of sales compared with 20.6% and 20.3% in 1995 and 1994, respectively. Gross profit increased by 68 basis points in 1996 through category management initiatives, increases in private label sales, and the addition of deli/bakery departments. Category management initiatives increased gross profit through product analysis, selection and strategic pricing, contributing to gross profit increases in the grocery, perishables and fresh departments in 1996. In addition, gross profits were positively impacted by the Company's private label program, which increased during the year to approximately 16.0% of total sales, and the number of stores with deli/bakery departments, which increased to 888 in 1996 from 733 in 1995. The Company continues to focus on providing customers with quality, freshness and cleanliness as part of its Extra Low Prices and More philosophy. The Company's improved gross profit in 1995 was primarily the result of improved product mix in the higher margin departments of meat, perishables and deli, due to the Company's focus on quality and freshness and store renovations which added deli/bakeries.

     The LIFO charge, as a percent of sales, decreased gross profit by 0.1% in 1996, 0.2% in 1995 and 0.2% in 1994. FIFO gross profits were 21.4%, 20.8% and
20.5%, respectively, in 1996, 1995 and 1994.

SELLING AND ADMINISTRATIVE EXPENSES

     Selling and administrative expenses as a percentage of sales were 14.7%, 14.5% and 14.2% in 1996, 1995, and 1994, respectively. Selling and administrative expenses were impacted in 1996 by provisions to cover the cost of planned store closings, expenses related to technology improvements for stores, and losses resulting from hurricanes Fran and Bertha. The Company is required to provide for the cost of closing stores as such decisions are finalized. The cost to close a store averages $500,000 to $900,000. At the end of 1996, Food Lion had provided for all planned 1997 closings, which includes 18 to 20 relocations and the closing of 15 underperforming units.

     During 1996, the Company also incurred expenses related to technology improvements, including on-line communications to stores and the extension of debit/credit card acceptance and no-ID check tender to all stores. The above increases were offset partially by improved store operating expenses such as salaries, benefits, supplies and repairs as the Company controlled these costs during periods of strong sales performance.

     Advertising costs increased in 1996 primarily due to additional print media advertising targeted to certain market areas. In addition, the Company continued its marketing strategies focusing on enhancing the Company's image through the Gold Lion Guarantee initiative, which communicates the Company's commitment to quality, freshness, cleanliness, service and friendliness using the theme Extra Low Prices and More and the MVP Customer Card program, described under Sales above. The Company also had two successful promotional campaigns tied in with NASCAR ("National Association for Stock Car Auto Racing") race events and participated in other advertising as the "Official Supermarket of NASCAR," a relationship the Company began in December 1995.

     Food Lion's 1996 business plan reflected the Company's commitment to maintaining its existing store base as 124 store renovations were completed in 1996, compared with 121 in 1995 and 65 in 1994. The Company currently intends to complete approximately 100 renovations to existing stores in 1997. Store renovations negatively impact the Company's operating expenses such as rent and utilities, but add value to customers as demonstrated by sales increases in renovated stores. Deli/bakery departments, in particular, command a higher gross margin, but they also include additional expenses related to rent, supplies, salaries and maintenance. The Company plans to continue an aggressive renovation program to maintain a quality shopping environment for customers in all Food Lion stores.

     The Company established a pre-tax charge against 1993 earnings of $170.5 million (approximately $104 million after-tax) to cover management's estimate of the costs associated with the closing of 88 unprofitable store locations. The Company charged $39.4 million, $31.1 million and $13.0 million, respectively, during 1996, 1995 and 1994 against the reserve relating to the disposition of property and the payment of remaining rent obligations on leased stores. As of December 28, 1996, the remaining reserve was $87.0 million. The Company realized the total annual benefit of $30.0 million pre-tax on these store closings in 1996 and 1995 (partial benefit of approximately $24.0 million was realized in 1994). Management currently believes the remaining reserve is adequate to cover the costs associated with the disposition of the remaining properties.

     The Company believes that expenses related to the customer initiatives outlined above are effectively increasing sales, and the Company plans to continue to incur these expenses and others to increase sales and meet customer needs.

INTEREST EXPENSE

     Interest expense as a percent of sales was 0.9% in 1996 and 1995, and 1.1% in 1994. During the second quarter of 1996, the Company used excess cash to repurchase $40.0 million in privately issued notes. Offsetting the above, interest expense on capital leases increased $7.8 million as a result of an increase in the number of capital leases and lease modifications due to renovations. Interest expense decreased in 1995 due to the prepayment of three series of senior unsecured notes totaling approximately $214 million in the fourth quarter of 1994, and additional capitalized interest as a result of construction to expand the Greencastle, Pennsylvania distribution center and the construction of nine Company-owned stores. Interest expense increased in 1994 due to the amortization of rent obligations on the 1994 store closings and lower capitalized interest as a result of less construction (during 1994, eight Company-owned stores were constructed compared with 31 Company-owned stores in
1993).

DEPRECIATION EXPENSE

     Depreciation expense as a percent of sales was 1.84% in 1996, compared with 1.78% in 1995, and 1.76% in 1994. Depreciation increased in 1996 primarily due to leasehold improvements resulting from 124 store renovations and depreciation on leased assets resulting from an increase in the number of capital leases. During 1996, the Company equipped 55 leased stores and renovated 124 existing stores. During 1995, the Company constructed and equipped nine stores, equipped 38 leased stores, renovated 121 stores and completed an expansion of its Greencastle, Pennsylvania distribution center. During 1994, the Company closed 84 underperforming stores, constructed and equipped eight stores, equipped 22 leased stores, renovated 65 existing stores and began construction to expand its Greencastle, Pennsylvania distribution center.

     The Company plans to finance the majority of its store growth in 1997 with conventional lease arrangements, but will continue to build and own stores in market areas where leasing is not economically advantageous.

IMPAIRMENT OF ASSETS RESERVE

     During the first quarter of 1996, Food Lion adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("FASB No. 121"). This statement requires companies to record impairments to long-lived assets, certain identifiable intangibles and related goodwill when events or changing circumstances make it probable an asset's carrying amount cannot be fully recovered. In adopting this statement, management considered the expected operating cash flows along with an estimate of the market value of the assets if they were sold. The implementation of FASB No. 121 created a non-cash charge against first quarter earnings of $9.6 million to properly reflect the carrying value of the Company's assets, using discounted cash flows.

LIFO

     The LIFO reserve increased $10.3 million in 1996, as compared with increases of $15.0 million in 1995 and $16.3 million in 1994. The 1996 increase was primarily due to increased cost of grocery, frozen food and dairy items. In 1995, paper, plastic products and packaging were the primary contributors to the LIFO increase. During 1994, inflationary coffee costs were a large part of the LIFO reserve increase.

INCOME TAXES

     The provision for income taxes was $131.7 million in 1996, $110.7 million in 1995 and $99.8 million in 1994. The Company's effective tax rate was 39.0% in 1996, compared with 39.1% in 1995 and 39.5% in 1994. Assuming there are no additional federal or state income tax rate increases, Food Lion expects the effective rate for 1997 to be 39.0%.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operating activities was $315.3 million in 1996, compared with $330.6 million in 1995 and $389.9 million in 1994. The decrease in 1996 was due primarily to increased inventory levels and increased receivables. The decrease in 1995 was primarily due to changes in comparative levels of inventory as a result of more store openings occurring toward the end of 1995, an increase in prepaid expenses and a decrease in taxes payable, offset by a decrease in receivables and an increase in payables. The increase in 1994 was due to improved earnings, lower inventories achieved by improvement in inventory management techniques and the closing of underperforming stores in early 1994. Accounts payable, accrued expenses and income taxes payable increases also contributed to the increase in cash provided by operating activities in 1994.

     Cash flows used in investing activities increased to $377.7 million in 1996, compared with $199.1 million and $112.1 million in 1995 and 1994, respectively. In December of 1996, Food Lion purchased the stock of Kash n' Karry for $121.6 million and as of December 28, 1996, the Company had paid $25.7 million to retire a portion of Kash n' Karry's debt.

     Capital expenditures increased to $283.6 million in 1996, compared with $219.9 million in 1995 and $117.3 million in 1994. During 1996, the Company equipped a total of 55 new stores and renovated 124 existing stores (including expansions in the majority of these stores) and implemented debit/credit and on-line communication technology in its stores. During 1995, the Company constructed nine Company-owned stores, completed 121 store renovations and completed construction on an expansion of the Greencastle, Pennsylvania distribution center. During 1994, the Company equipped a total of 30 new stores, constructed eight Company-owned stores, completed 65 store renovations and began construction of the expansion of its Greencastle, Pennsylvania distribution center.

     As a result of 64 total store openings (including the acquisition of nine Food Fair stores) and the closing of 25 stores in 1996, total stores increased from 1,073 to 1,112. Total store square footage increased 8.5% from 30.1 million in 1995 to 32.6 million in 1996. The total distribution space owned by the Company was approximately 10.0 million square feet in 1996, compared with 9.9 million and 9.5 million in 1995 and 1994, respectively.

     In 1997, Food Lion plans to continue its three-fold growth plan, which focuses on a combination of renovations and new store openings, as well as growth through acquisitions, if and when appropriate. The Company presently expects to open a total of 55 to 60 new stores and to renovate approximately 100 stores in 1997. The Company anticipates that the majority of the new stores will be opened under conventional leasing arrangements and, as a result, the impact on liquidity of owning stores will be insignificant in 1997. Significant capital expenditures currently planned for 1997 include approximately $108 million for store expansion and new store construction, $123 million to equip new and renovated stores, and $8 million for land costs. In addition, the Company anticipates approximately $150 million in capital expenditures over the next four years for Kash n' Karry store remodels and new store development.

     The Company plans to finance capital expenditures for 1997 through funds generated from operations, existing bank and credit lines, and additional long-term debt. The Company will consider the possibility of sale-leaseback transactions on certain free-standing, Company-owned stores in the future if advantageous opportunities are presented by potential lessors.

     During 1996, Food Lion expended $44.3 million for the purchase of Class A and Class B shares, as part of the Company's program to repurchase up to $100 million of its outstanding shares. The Company purchased 3,047,000 shares of Class A stock at an average price of $5.89 per share, and 3,722,250 shares of Class B stock at an average price of $7.09 per share. Additional purchases may be made in the open market under the current program as deemed in the best interest of shareholders. During 1995, the Company also expended $50.9 million to purchase 5,640,615 shares of Class A stock at an average price of $5.89 per share, and 2,946,500 shares of Class B stock at an average price of $5.87 per share.

DEBT

     The Company maintains a revolving credit facility with a syndicate of commercial banks providing $700.0 million in committed lines of credit. Of this $700.0 million, $350.0 million will expire on December 15, 1997 and $350.0 million will expire on December 16, 2001. Outstanding borrowings were $250.0 million as of December 28, 1996. During 1996, the Company had average borrowings of $7.6 million at a daily weighted average interest rate of 6.2% with a maximum amount outstanding of $250.0 million.

     The Company also maintains additional committed lines of credit totaling $35.0 million which are available when needed. The Company is not required to maintain compensating balances related to these lines of credit, and borrowings may occur periodically. The Company had no borrowings outstanding under these lines at December 28, 1996. During 1996, the Company had average borrowings of approximately $3 million at a daily weighted average interest rate of 5.4% with a maximum amount outstanding of approximately $24 million.

     The Company has a $250.0 million commercial paper program, of which no borrowings were outstanding at December 28, 1996, December 30, 1995 and December 31, 1994 nor used during these years.

     Finally, the Company has periodic short-term borrowings under informal credit arrangements, which are available to the Company at the discretion of the lender (see following table):

                                                              1996      1995      1994
Informal Credit Arrangements:                                 ----      ----      -----
                                                                (DOLLARS IN MILLIONS)
Outstanding borrowings at year end..........................  $  0      $  0      $20.0
Average borrowings..........................................   3.0       0.3        2.4
Maximum amount outstanding..................................  55.0      20.0       20.0
Daily weighted average interest rate........................   5.5%      6.0%       5.6%

     In 1996, the Company repurchased privately issued notes totaling $40.0 million, which were due on February 1, 1997. During the fourth quarter of 1994, the Company pre-paid three series of senior unsecured notes totaling approximately $214 million, which were due from 1998 to 2003 at interest rates ranging from 7.0% to 8.0%.

     The Company has outstanding $114.1 million of 5% convertible subordinated debentures due 2003. The debentures are convertible into shares of the Company's Class A non-voting stock at $7.90 per share. As of December 28, 1996, 117,341 shares had been converted. The Company also currently has outstanding two series of notes in the aggregate amount of $200.3 million.

IMPACT OF INFLATION

     During 1996, the impact of inflation on the Company's operating results was moderate. Inventory and labor, the Company's primary costs, increase with inflation and, where possible, will be recovered through operating efficiencies and gross profits.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

CERTAIN TERMS OF THE NOTES DUE 2007

     The Notes due 2007 are a series of the Debt Securities described in the accompanying Prospectus, will be limited to an aggregate principal amount of $150,000,000 and will mature on April 15, 2007. Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Notes due 2007 and of the Indenture dated as of August 15, 1991 and as supplemented from time to time (the "Indenture") between the Company and The Bank of New York, as trustee (the "Trustee"), under which the Notes due 2007 will be issued.

     The Notes due 2007 will bear interest at the rate of 7.55% per annum from April 21, 1997, payable semiannually in arrears on April 15 and October 15 of each year, commencing October 15, 1997, to the persons in whose names the Notes due 2007 are registered at the close of business on the preceding April 1 or October 1, each a record date, as the case may be. Interest will be computed based on a 360-day year consisting of twelve 30-day months.

     The Notes due 2007 will not be subject to any sinking fund.

     The Notes due 2007 will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of each such Note to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as hereinafter defined) thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus five basis points, plus, in either case, accrued interest on the principal amount being redeemed to the date of redemption.

CERTAIN TERMS OF THE NOTES DUE 2027

     The Notes due 2027 are a series of the Debt Securities described in the accompanying Prospectus, will be limited to an aggregate principal amount of $150,000,000 and will mature on April 15, 2027. Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Notes due 2027 and of the Indenture under which the Notes due 2027 will be issued.

     The Notes due 2027 will bear interest at the rate of 8.05% per annum from April 21, 1997, payable semiannually in arrears on April 15 and October 15 of each year, commencing October 15, 1997, to the persons in whose names the Notes due 2027 are registered at the close of business on the preceding April 1 or October 1, each a record date, as the case may be. Interest will be computed based on a 360-day year consisting of twelve 30-day months.

     The Notes due 2027 will not be subject to any sinking fund.

     The Notes due 2027 will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of each such Note to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as hereinafter defined) thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in either case, accrued interest on the principal amount being redeemed to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of such Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, (B) if the Trustee is able to obtain only one Reference Treasury Dealer Quotation from the Reference Treasury Dealers, such Quotation, or (C) if the Trustee is not able to obtain any Reference Treasury Dealer Quotations from the Reference Treasury Dealers, the average of the Reference Treasury Dealer Quotations obtained from two other Primary Treasury Dealers designated by the Company as Reference Treasury Dealers for the purpose of determining such Comparable Treasury Price. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Salomon Brothers Inc and NationsBanc Capital Markets, Inc. and their respective successors; provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to any such Note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of any such Notes to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on such Notes or portions thereof called for redemption.

DELIVERY AND FORM

     Each of the Notes initially will be represented by one or more Global Securities deposited with DTC and registered in the name of the nominee of DTC, except as set forth below. Each of the Notes will be available for purchase in denominations of $1,000 and integral multiples thereof, in book-entry form only. Unless and until certificated Notes are issued under the limited circumstances described below, beneficial owners of the Notes shall not be entitled to receive definitive certificates representing such Notes. So long as DTC or any successor depositary (collectively, the "Depositary") or its nominee is the registered holder of the Global Securities, the Depositary, or such nominee, as the case may be, will be considered to be the sole owner or holder of the Notes for all purposes of the Indenture.

BOOK-ENTRY SYSTEM

     DTC has advised the Company that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations (including the Underwriters). Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (the "Indirect Participants"). Beneficial owners of the Notes that are not Participants or Indirect Participants who desire to purchase, sell or otherwise transfer ownership of, or other interest in, the Notes may do so only through Participants and Indirect Participants.

     Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amount of the individual Notes represented by such Global Security to the accounts of the Participants that are so designated by the Underwriters (as defined below). Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security or by Participants or persons that hold through Participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     Payments with respect to the Global Securities will be made by the paying agent to DTC or any successor depositary, or its nominee. The Company expects that any such Depositary, or its nominee, upon receipt of any payment of principal or of interest on the Global Securities will credit the accounts of its Participants with payments in amounts proportionate to such Participants' ownership interest in the Global Securities. Beneficial owners of the Notes, directly or indirectly, will receive distributions of principal and interest in proportion to their beneficial ownership through the Participants. Consequently, any payments to beneficial owners of the Notes will be subject to the terms, conditions and time of payment required by the Depositary, the Participants and Indirect Participants, as applicable. The Company expects that such payments will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such Participants and Indirect Participants. Neither the Company, the Trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers among Participants on whose behalf it acts with respect to the Notes and is required to receive and transmit distributions of principal and interest on the Notes. Participants and Indirect Participants with which beneficial owners of the Notes have accounts similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective beneficial owners of the Notes. Accordingly, although beneficial owners of the Notes will not possess certificated Notes, beneficial owners will receive payments and will be able to transfer their interests.

     Since it is anticipated that the only holder of the Notes will be the Depositary or its nominee, beneficial owners of the Notes will not be recognized as holders of the Notes under the Indenture unless certificated definitive Notes are issued. So long as the Notes are represented by the Global Securities, beneficial owners of the Notes will only be permitted to exercise the rights of holders of the Notes indirectly through the Participants who in turn will exercise such rights through the Depositary.

     If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Notes in definitive form in exchange for the Global Securities representing the Notes. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by

Global Securities and, in such event, will issue individual Notes in definitive form in exchange for the Global Securities representing the Notes. Furthermore, if the Company so specifies with respect to the Notes, an owner of a beneficial interest in a Global Security representing Notes may, on terms acceptable to the Company, the Trustee, and the Depositary, receive individual Notes of such series in exchange for such beneficial interests. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Notes of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Notes registered in its name. Individual Notes so issued will be issued as certificated securities in denominations of $1,000 and integral multiples thereof.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as the Notes are represented by the Global Securities, all payments of principal and interest will be made by the Company in immediately available funds.

     The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement dated April 16, 1997 (the "Underwriting Agreement") among Food Lion and the Underwriters named below (the "Underwriters"), Food Lion has agreed to sell to the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below.

                                                      PRINCIPAL AMOUNT           PRINCIPAL AMOUNT
UNDERWRITERS                                        OF THE NOTES DUE 2007      OF THE NOTES DUE 2027
------------                                        ---------------------      ---------------------
Salomon Brothers Inc .............................      $ 75,000,000               $ 75,000,000
NationsBanc Capital Markets, Inc..................        75,000,000                 75,000,000
                                                        ------------               ------------
  Total...........................................      $150,000,000               $150,000,000
                                                        ============               ============

     In the Underwriting Agreement the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any Notes are purchased.

     Food Lion has been advised by the Underwriters that the Underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .40% of the principal amount of the Notes due 2007 and .50% of the principal amount of the Notes due 2027. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of .25% of the principal amount of the Notes due 2007 and .25% of the principal amount of the Notes due 2027. After the initial public offering, the public offering price and such concessions may be changed from time to time.

     The Notes will not have an established trading market when issued. The Notes are not listed on any securities exchange. The Underwriters may make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market-making at any time without notice. There can be no assurance as to the development or liquidity of a trading market for any Notes.

     The Underwriting Agreement provides that Food Lion will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with this offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, as amended, pursuant to which such persons may bid for or purchase Notes for the purpose of stabilizing their market price. The Underwriters also may create a short position for their respective accounts by selling more Notes in connection with this offering than they are committed to purchase from the Company, and in such case may purchase Notes in the open market following completion of this offering to cover all or a portion of such short position. In addition, Salomon Brothers Inc, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements between the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in this offering) for the account of the Underwriters, the selling concession with respect to Notes that are distributed in this offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     Certain Underwriters and their affiliates have from time to time provided, and may in the future provide, investment banking and commercial banking services to the Company, for which they received or will receive customary fees.

     NationsBanc Capital Markets, Inc., one of the Underwriters, is an affiliate of NationsBank, N.A. which is a co-agent on and a lender under the Company's $700,000,000 Revolving Credit Facility, dated December 16, 1996 (the "Credit Facility") and otherwise engages in general financing and banking transactions with the Company. The Company intends to use the net proceeds of the offering to repay a portion of the loans outstanding under the Credit Facility, and NationsBank, N.A. will receive its proportionate share (approximately 5%) of such repayment. See "Use of Proceeds."

                                 LEGAL MATTERS

     The validity of the Notes will be passed upon for Food Lion by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Washington, D.C. and for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

     The consolidated balance sheets as of December 28, 1996 and December 30, 1995 and the related consolidated statements of income, shareholders' equity, and cash flows and related financial statement schedule for each of the three fiscal years in the period ended December 28, 1996, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P. independent accountants, given on the authority of that firm as experts in accounting and auditing.

PROSPECTUS

                                FOOD LION, INC.

                                DEBT SECURITIES
                      WARRANTS TO PURCHASE DEBT SECURITIES

     Food Lion, Inc. (together with its consolidated subsidiaries, "Food Lion" or the "Company") intends to issue from time to time in one or more series its unsecured debt securities ("Debt Securities") with an aggregate initial public offering price or purchase price of up to $350,000,000 or the equivalent thereof in one or more foreign or composite currencies, including the European Currency Unit ("ECU"). Debt Securities of each series will be offered on terms to be determined by market conditions. The Company may issue and sell debt warrants ("Debt Warrants") to purchase Debt Securities on terms to be determined at the time of sale (the Debt Securities and Debt Warrants are herein collectively referred to as the "Securities"). Securities may be sold for U.S. dollars or for one or more foreign or composite currencies, and the principal of, premium, if any, and any interest on Debt Securities may be payable in U.S. dollars or in one or more foreign or composite currencies. Debt Securities of a series will be issuable as individual securities in registered form without coupons. Debt Warrants will be issuable in registered form and may be offered with the Debt Securities or separately. A Prospectus Supplement accompanying this Prospectus (a "Prospectus Supplement") will set forth the specific designation, aggregate principal amount, currency in which the principal, premium, if any, and any interest are payable, rate (or method of calculation) and time and place of payment of any interest, authorized denominations, maturity, offering price and any redemption terms of the Debt Securities; the duration, purchase price, exercise price, detachability and terms of any Debt Warrants; and any other specific terms of the Securities in respect of which this Prospectus is being delivered.

     The Securities may be sold by the Company directly, through agents designated from time to time, through dealers or one or more underwriters, or through a syndicate of underwriters, managed by one or more underwriters. If underwriters or agents are involved in any offering of Securities, the names of the underwriters or agents will be set forth in the applicable Prospectus Supplement. If an underwriter, agent or dealer is involved in any offering of Securities, the underwriter's discount, agent's commission or dealer's purchase price will be set forth in, or may be calculated from the information set forth in, the applicable Prospectus Supplement, and the net proceeds to the Company from such offering will be the public offering price of such Securities less such discount, in the case of an offering through an underwriter, or the purchase price of such Securities less such commission, in the case of an offering through an agent, and less, in each case, the other expenses of the Company associated with the issuance and distribution of such Securities. See "Plan of Distribution" for specific details.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS APRIL 16, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 Madison Street, Suite 400, Chicago, Illinois 60661; and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a World Wide Web site ("http://www.sec.gov") that also contains such reports and other information filed by the Company. The Company is not required to, and does not, provide annual reports to holders of its debt securities unless specifically requested by such a holder.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                       INCORPORATION OF CERTAIN DOCUMENTS

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996; (ii) the Current Report on Form 8-K, dated April 7, 1997; and (iii) the Proxy Statement for the 1997 Annual Meeting of Shareholders. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Securities shall be deemed to be incorporated herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in the accompanying Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

     The Company will furnish without charge to each person to whom this Prospectus is delivered, upon request, a copy of any or all of the documents described above, other than exhibits to such documents which are not specifically incorporated by reference in such documents. Written or telephone requests should be directed to Laura Kendall, Chief Financial Officer, Food Lion, Inc., 2110 Executive Drive, Salisbury, North Carolina 28145-1330, (704) 633-8250.

     References herein to "U.S. dollars," "dollars" or "$" are to the lawful currency of the United States.

                                  THE COMPANY

     The Company is one of the nation's largest retail food supermarket chains, delivering products and services to more than nine million customers a week. The Company's stores, which are operated under the name of "Food Lion" or "Kash n' Karry," sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery and non-food items such as health and beauty aids and other household and personal products. The Company offers nationally and regionally advertised brand name merchandise as well as products manufactured and packaged under private label for the Company.

     Food Lion was incorporated in North Carolina in 1957 and maintains its corporate headquarters at 2110 Executive Drive, Salisbury, North Carolina 28145-1330, telephone (704) 633-8250.

                                USE OF PROCEEDS

     Unless and to the extent otherwise indicated in an accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities and the Debt Warrants to purchase Debt Securities for general corporate purposes, which may include the payment of outstanding indebtedness, the financing of capital expenditures, acquisitions and the purchase and retirement of the Company's outstanding common stock. When a particular series of Debt Securities or Debt Warrants to purchase Debt Securities is offered, the Prospectus Supplement relating thereto will set forth the Company's intended use of the net proceeds received from the sale of such Debt Securities or Debt Warrants to purchase Debt Securities.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued under an Indenture dated as of August 15, 1991, and any indentures supplemental thereto (collectively, the "Indenture"), between the Company and The Bank of New York, as Trustee (the "Trustee"). The following statements with respect to the Debt Securities are summaries of the detailed provisions of the Indenture, a copy of which is filed as an exhibit to the Registration Statement. References in italics are to sections of the Indenture. Wherever particular provisions of the Indenture are referred to, such provisions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference. As used under this caption, the term "Debt Securities" includes the debt securities being offered by this Prospectus and all other debt securities issued from time to time after the date of this Prospectus by the Company under the Indenture. The description of the Indenture herein is based upon such Indenture as it will have been most recently supplemented on or about April 21, 1997. Such supplement will have modified certain provisions concerning restrictions on Sale and Lease-Back Transactions and Events of Default and certain related definitions with respect to Debt Securities issued on or after the date hereof. Medium term notes, due from 1999 to 2006, outstanding on the date of this Prospectus continue to be governed by the provisions of the Indenture dated as of August 15, 1991.

GENERAL

     The Debt Securities will be unsecured obligations of the Company, ranking equally with all other unsecured and unsubordinated Indebtedness of the Company. Reference is made to the Prospectus Supplement for the terms of the series of Debt Securities being offered thereby, including, where applicable: (i) the title of such Debt Securities; (ii) the limit, if any, upon the aggregate principal amount of such Debt Securities; (iii) the date or dates on which the principal and premium, if any, of such Debt Securities are payable; (iv) the rate or rates, or the method of determination thereof, at which such Debt Securities will bear interest, if any; the date or dates from which such interest will accrue; the interest payment dates on which such interest will be payable and the record dates for the interest payable on such interest payment dates; (v) whether such Debt Securities are to be issued as Original Issue Discount Securities (as defined below) and the amount of discount with which such Debt Securities will be issued; (vi) the place or places where the principal of, and premium, if any, and any interest on such

Debt Securities will be payable; (vii) the price or prices at which, the period or periods within which and the terms and conditions upon which such Debt Securities may be redeemed in whole or in part, at the option of the Company, pursuant to any sinking fund or otherwise; (viii) the obligation, if any, of the Company to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder (as defined in the Indenture) and the price or prices at which and the period or periods within which and the terms and conditions upon which such Debt Securities will be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation;
(ix) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such Debt Securities will be issuable; (x) if other than the principal amount, the portion of the principal amount of such Debt Securities which will be payable upon declaration of acceleration of the maturity thereon pursuant to the Indenture; (xi) if other than U.S. dollars, the coin, currency or currencies in which payment of the principal (and premium, if any) and interest, if any, on such Debt Securities will be payable; (xii) if the principal (and premium, if any) or interest, if any, on such Debt Securities are to be payable, at the election of the Company or a Holder, in a coin, currency, or currencies other than that in which the Debt Securities are stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made; (xiii) if the amount of payments of principal (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index based on a coin or currency other than that in which the Debt Securities are stated to be payable, the manner in which such amount will be determined; (xiv) any additional Events of Default provided for with respect to such Debt Securities; (xv) provisions, if any, for the defeasance of such Debt Securities; and (xvi) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture. (Section 2.02)

     If the principal of (and premium, if any) or any interest on Debt Securities of any series are payable in a foreign or composite currency, the restrictions, elections, federal income tax consequences, specific terms and other information with respect to such Debt Securities and such currency will be described in the Prospectus Supplement relating thereto.

     One or more series of Debt Securities may be sold at a discount below their stated principal amount bearing no interest or interest at a rate that at the time of issuance is below market rates ("Original Issue Discount Securities"). One or more series of Debt Securities may be variable rate debt securities that may be exchangeable for fixed rate debt securities. Federal income tax consequences and other special considerations applicable to any such series will be described in the Prospectus Supplement relating thereto.

     Unless otherwise provided in the applicable Prospectus Supplement, the principal of (and premium, if any) and any interest on Debt Securities will be payable at the principal corporate trust office of the Trustee at 101 Barclay Street, 21st Floor, New York, New York 10286; provided, however, that payment of interest on Debt Securities may be made at the option of the Company by check mailed to the Holders thereof. (Sections 2.02 and 4.01)

     Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities may be transferred or exchanged at the office or agency maintained by the Company for such purpose, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any tax or governmental charge payable in connection therewith. (Section 2.05)

     All moneys paid by the Company to the Trustee for the payment of principal of (and premium, if any) or any interest on any Debt Security that remains unclaimed by the Holder of such Debt Security at the end of two years after such principal, premium or interest shall have become due and payable will be repaid by the Trustee to the Company on demand, and such Holder will thereafter look only to the Company for payment thereof. (Section 12.05)

     The Indenture contains no covenants or other provisions to afford protection to Holders of the Securities in the event of a highly leveraged transaction or a change in control of the Company, except to the limited extent described under "Certain Covenants of the Company Under the Indenture -- Merger,

Sale, Lease, Etc." below. In the event such protective covenants or provisions are added at a later time, they will be described in the applicable Prospectus Supplement.

GLOBAL DEBT SECURITIES

     The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Depositary or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding (as defined in the Indenture) Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchangeable in whole or in part for Debt Securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary and except in the circumstances described in the applicable Prospectus Supplement. (Sections 2.03 and 2.05)

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement.

CERTAIN COVENANTS OF THE COMPANY UNDER THE INDENTURE

     The Indenture contains certain covenants described below which are applicable to the Company with respect to any and all series of Debt Securities issued thereunder after the date of this Prospectus. Specific covenants, if any, peculiar to a particular series of Debt Securities to be offered hereby will be described in the Prospectus Supplement relating thereto.

     Restrictions on Liens. The Indenture provides that the Company will not, and will not permit any Subsidiary (as defined in the Indenture), to issue, assume or guarantee any debt for money borrowed (herein referred to as "Indebtedness") if such Indebtedness is secured by any mortgage, deed of trust, security interest, pledge, lien or other encumbrance (herein referred to as a "mortgage") upon any Operating Property (as defined below) of the Company or of any Subsidiary or any shares of stock or Indebtedness of any Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without effectively securing, concurrent with the issuance, assumption or guarantee of any such Indebtedness, the Debt Securities equally and ratably with such Indebtedness. The foregoing restriction does not apply to: (i) mortgages on any property acquired, constructed or improved by the Company or any Subsidiary after the date of the Indenture, which are created or assumed within 36 months after such acquisition or the completion of such construction or improvement (or within six months thereafter pursuant to a firm commitment for financing arrangements entered into within such 36 month period) to secure or provide for the payment of the purchase price or cost thereof, or mortgages existing on any property at the time of its acquisition (provided that the mortgage shall not apply to any property theretofore owned by the Company or any Subsidiary other than, in the case of any such construction or improvement, any theretofore unimproved real property on which the property so constructed, or the improvement, is located);
(ii) mortgages existing on any property acquired from a corporation merged with or into the Company or a Subsidiary; (iii) mortgages on property of any corporation existing at the time it becomes a Subsidiary; (iv) mortgages to secure Indebtedness of a Subsidiary to the Company or to another Subsidiary; (v) mortgages in favor of governmental bodies to secure partial progress, advance or other payments pursuant to any contract or statute or to secure Indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to such mortgages; or (vi) mortgages for the sole purpose of extending, renewing or replacing Indebtedness secured by any mortgage referred to in the foregoing clauses (i) to (v), inclusive, or in this clause (vi). The foregoing restriction does not apply to the issuance, assumption or guarantee by the Company or any Subsidiary of Indebtedness secured by a mortgage which would otherwise be subject to the foregoing restriction up to an aggregate amount which, together with all other secured Indebtedness of the Company and its Subsidiaries (not including secured Indebtedness permitted under the foregoing exceptions) and the Value (as defined below) of Sale and Lease-Back Transactions (as defined below) existing at such time

(other than any Sale and Lease-Back Transaction the proceeds of which have been applied to the retirement of certain long-term Indebtedness or to the purchase of other Operating Property within 180 days after such Sale and Lease-Back Transaction, and other than any Sale and Lease-Back Transaction in which the property involved would have been permitted to be mortgaged under clause (i) above), does not exceed 8% of Consolidated Capitalization (as defined below). (Section 4.11)

     Restrictions on Sale and Lease-Back Transactions. So long as any Debt Securities under the Indenture are Outstanding, the Company will not, and will not permit any Restricted Subsidiary (as defined below) to, enter into any arrangement with any person providing for the leasing by the Company or a Restricted Subsidiary of any Operating Property (other than any such arrangement involving a lease for a term, including renewal rights, for not more than three years and leases between the Company and a Subsidiary or between Subsidiaries), whereby such Operating Property has been or is to be sold or transferred by the Company or a Restricted Subsidiary to such person (a "Sale and Lease-Back Transaction") unless (a) the Company or such Restricted Subsidiary would, at the time of entering into a Sale and Lease-Back Transaction, be entitled to incur Indebtedness secured by a lien on the Operating Property to be leased in an amount at least equal to the Attributable Debt (as defined below) in respect of such transaction without equally and ratably securing the Debt Securities pursuant to the provisions described under "Restrictions on Liens" above, or (b) the proceeds of the sale of the Operating Property to be leased are at least equal to their fair market value and an amount in cash equal to the net proceeds is applied, within 180 days of the effective date of such transaction to the purchase, acquisition or construction of Operating Property or to the retirement (other than at maturity or pursuant to a mandatory sinking fund or redemption provision and other than Indebtedness owned by the Company or any Restricted Subsidiary) of Debt Securities or of Funded Indebtedness (as defined below) of the Company ranking on a parity with or senior to the Debt Securities, or in the case of a Sale and Lease-Back Transaction by a Restricted Subsidiary, of Funded Indebtedness of such Restricted Subsidiary, provided that in connection with any such retirement, any related loan commitment or the like shall be reduced in an amount equal to the principal amount so retired. The foregoing restriction shall not apply to, in the case of any Operating Property acquired or constructed subsequent to the date eighteen months prior to the date of the Indenture, any Sale and Lease-Back Transaction with respect to such Operating Property (including presently owned real property upon which such Operating Property is to be constructed) if a binding commitment is entered into with respect to such Sale and Lease-Back Transaction within 36 months after the later of the acquisition of the Operating Property or the completion of improvements or construction thereon or commencement of full operations at such Operating Property (which in the case of a retail store is the opening of the store for business to the public). (Section 4.12)

     Merger, Sale, Lease, Etc. The Indenture provides that the Company will not merge into any other corporation or sell, convey, transfer or lease its properties and assets substantially as an entirety to any person other than any Subsidiary, unless the successor corporation or person that acquires all or substantially all the assets of the Company shall expressly assume all obligations of the Company under the Indenture and the Debt Securities issued thereunder, and, immediately after such transaction, the Company, such person or such successor corporation shall not be in default in the performance of the covenants and conditions of the Indenture to be performed or observed by the Company. (Section 11.01)

     Other Covenants. The Indenture contains other covenants applicable to all series of Debt Securities issued thereunder, including covenants respecting the payment of taxes, maintenance of properties and other matters. (Article Four)

DEFINITIONS (Section 101)

     The term "Attributable Debt" means in connection with a Sale and Lease-Back Transaction the aggregate of present values (discounted at a rate per annum equal to the average interest borne by all outstanding Debt Securities determined on a weighted average basis and compounded semi-annually) of the obligations of the Company or any Subsidiary for net rental payments during the remaining term of the applicable lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

     The term "Capital Lease" means any lease of property which, in accordance with generally accepted accounting principles, should be capitalized on the lessee's balance sheet or for which the amount of the asset and liability thereunder as if so capitalized should be disclosed in a note to such balance sheet; and "Capitalized Lease Obligation" means the amount of the liability which should be so capitalized or disclosed.

     The term "Consolidated Capitalization" means the total of all the assets appearing on the Consolidated Balance Sheets of the Company and its subsidiaries, less the following (i) current liabilities, including liabilities for Indebtedness maturing more than 12 months from the date of the original creation thereof but maturing within 12 months from the date of determination and (ii) deferred income taxes.

     The term "Funded Indebtedness" means any Indebtedness maturing by its terms more than one year from the date of the determination thereof, including any Indebtedness renewable or extendible at the option of the obligor to a date later than one year from the date of the determination thereof.

     The term "Nonrecourse Indebtedness" means that portion of secured Indebtedness which, on the date such secured Indebtedness becomes due by acceleration or at its stated maturity, is less than or equal to the value of the collateral securing such Indebtedness.

     The term "Operating Property" means any manufacturing or processing plant, office facility, retail store, warehouse, distribution center or equipment located within the United States of America or its territories or possessions and owned and operated now or hereafter by the Company or any subsidiary and having a net book value on the date as of which the determination is being made of more than 1.0% of Consolidated Capitalization. As of the date of this Prospectus, none of the Company's supermarkets constituted an Operating Property.

     The term "Restricted Subsidiaries" means all Subsidiaries other than Non-Restricted Subsidiaries. "Non-Restricted Subsidiary" means any Subsidiary that the Company's Board of Directors has in good faith declared pursuant to a written resolution not to be of material importance, either singly or together with all other Non-Restricted Subsidiaries, to the business of the Company and its consolidated Subsidiaries taken as a whole. As of the date of this Prospectus, the Company has no Non-Restricted Subsidiaries.

     The term "Value" means, with respect to a Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (i) the net proceeds from the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction, and (ii) the sum of all costs of the Company incurred in connection with the acquisition of such property and the construction of any improvements thereon, as determined in good faith by the Company at the time of entering into such Sale and Lease-Back Transaction, in either case multiplied by a fraction, the numerator of which shall be equal to the number of full years of the lease remaining at the time of determination and the denominator of which shall be equal to the number of full years of such term, without regard to any renewal or extension options contained in the lease.

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of more than 50% in principal amount of the Outstanding Debt Securities of all series issued under the Indenture which are affected by the modification or amendment (voting as one class), to execute supplemental indentures modifying the rights of the Holders of Debt Securities and making other changes to the terms of the Indenture, provided that, without the consent of all Holders of then Outstanding Debt Securities affected, no such modification shall extend the fixed maturity of any Debt Securities, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon redemption thereof, or reduce the amount of the principal of the Original Issue Discount Security (as defined in the Indenture) that would be due and payable upon acceleration of the maturity thereof, or change the aforesaid percentage of Debt Securities, the consent of Holders of which will be required for any such modification. (Section 10.02) Generally, the principal amount of the Debt Securities that is deemed Outstanding is the principal amount theretofor authenticated and delivered by the Trustee under the Indenture, except (a) as to Original Issue Discount Securities, it is the portion of the principal amount thereof that then would be due and payable upon an acceleration of the maturity thereof pursuant to an Event of Default and (b) as to Debt Securities denominated in a currency other than U.S. dollars, it is the amount of U.S. dollars that could be obtained for such principal amount on the basis of the spot rate of exchange for purchasing U.S. dollars with such currency at or about the date of determination. (Section 1.01)

     The Indenture also contains provisions permitting the Company and the Trustee, without the consent of the Holders, to execute supplemental indentures modifying the Indenture for the purpose of adding covenants, restrictions, conditions or provisions for the protection of the Holders of all or any series of Debt Securities, curing any ambiguity in the Indenture or any supplemental indenture, correcting or supplementing any provision of the Indenture or any supplemental indenture which may be defective or inconsistent with any other provision contained in the Indenture or any supplemental indenture, and taking certain other actions that shall not adversely affect the rights of any Holder. (Section 10.01)

EVENTS OF DEFAULT

     An Event of Default is defined under the Indenture with respect to Debt Securities of any series issued under such Indenture after the date of this Prospectus as being one of the following events which shall have occurred and be continuing: (a) default in payment of any principal of (or premium, if any, on) the Debt Securities of such series when the same becomes due and payable, either at maturity or upon a redemption or required repurchase, by declaration or otherwise (including any sinking fund payment); (b) default for 30 days in payment of any interest on any Debt Securities of such series when the same becomes due and payable; (c) default for 60 days after written notice thereof to the Company by the Trustee, or to the Company and the Trustee by the Holders of not less than 25% in principal amount of Outstanding Debt Securities of such series, in the observance or performance of any other covenant or agreement in the Debt Securities of such series or the Indenture other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than such series; (d) certain events of bankruptcy, insolvency or reorganization relating to the Company or any Significant Subsidiary (as such term is defined in Regulation S-X under the Exchange Act); (e) failure by the Company or any Significant Subsidiary to make any payment at maturity, including any applicable grace period, in respect of Indebtedness (other than the Debt Securities of such series or non-recourse obligations), in an amount in excess of $25,000,000 or the equivalent thereof in any other currency or composite currency and continuance of such failure without having been cured, waived, rescinded or annulled for a period of 30 days after written notice thereof to the Company by the Trustee, or to the Company and the Trustee by the Holders of not less than 25% in principal amount of Outstanding Debt Securities of such series; (f) a default with respect to any Indebtedness of the Company or any Significant Subsidiary, which default results in the acceleration of any Indebtedness (other than non-recourse obligations or the Debt Securities of such series) in an amount in excess of $25,000,000 without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice thereof to the Company by the Trustee, or to the Company and the Trustee by the Holders of not less than 25% in principal amount of Outstanding Debt Securities of such series, Indebtedness being defined to mean all obligations of, or guarantee or assumed by, the Company or any Significant Subsidiary for borrowed money or evidenced by bonds, debentures, notes or other similar instruments; provided, however, that if any such failure, default or acceleration referred to in clause (e) or (f) above shall cease to exist or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been thereupon cured; and (g) any other Event of Default provided with respect to Debt Securities of that series.

     The Indenture provides that, if an Event of Default shall have occurred and be continuing (other than an Event of Default specified in clause (d) above relating to the Company), either the Trustee or the Holders of not less than 25% in the principal amount of the Debt Securities of such series then Outstanding may declare the principal of all Debt Securities of such series and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal (including any required purchase) of (or premium, if any) or interest on such Debt Securities) by the Holders of a majority in principal amount of the Debt Securities of such series then Outstanding. If an Event of Default specified in clause (d) above relating to the Company occurs, such principal amount shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

     The Indenture requires the Company to file with the Trustee an Officers' Certificate quarterly and annually as to knowledge of any default under the terms of the Indenture. (Section 4.06) The Indenture provides that the Trustee may withhold notice to the Holders of the Debt Securities of any default (except in payment of principal or premium, if any, or interest) if the Trustee considers it in the interest of the Holders of the Debt Securities to do so. (Section 6.07)

     Subject to the provisions of the Indenture relating to the duties of the Trustee, the Indenture provides that the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of the Holders of the Debt Securities unless such Holders shall have offered to the Trustee such reasonable security and indemnity as it may require against costs, expenses and liabilities incurred by the Trustee. (Section 6.04, 7.01 and 7.02) Subject to such provisions for indemnification and certain other rights of the Trustee, the Indenture provides that the Holders of a majority in principal amount of the Outstanding Debt Securities of any or all series affected (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Trustee may decline to follow such direction if it in good faith determines that doing so would involve the Trustee in personal liability or if the Trustee deems such direction unduly prejudicial to any Holders not joining in such direction. (Section 6.06) The Indenture provides that notwithstanding any other provisions thereof, the right of any Holder to receive payment of the principal of (and premium, if any) and interest on the Debt Securities or to institute suit for the enforcement thereof shall not be impaired or affected without such Holder's consent. (Section 6.04)

DEFEASANCE

     Unless otherwise provided in the Prospectus Supplement with respect to any series of Debt Securities, the Company, at its option (i) will be discharged from any and all obligations in respect of such Debt Securities (except in each case for certain obligations to register the transfer or exchange of such Debt Securities, replace stolen, lost or mutilated Debt Securities, maintain paying agencies and hold moneys for payment in trust) on the ninety-first day after the satisfaction of conditions specified in the Indenture or (ii) need not comply with certain restrictive covenants of the Indenture (including those described under "Certain Covenants of the Company Under the Indenture"), in each case if the Company deposits with the Trustee, in trust (a) money or (b) U.S. Government Obligations (defined below) or a combination of (a) and (b) which, through the payment of interest thereon and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, and interest, if any, and premium, if any, on, such Debt Securities on the dates such payments are due in accordance with the terms of such series. (Section 12.02) In order to avail itself of either of the foregoing options, the Company must, among other things, provide to the Trustee an opinion of independent counsel or a ruling from, or published by, the Internal Revenue Service, to the effect that Holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of the Company's exercise of its option and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised. (Section 12.02) "U.S. Government Obligations" means generally
(i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof. (Section 1.01) In addition, the Company can also obtain a discharge under the Indenture with respect to all the Debt Securities of a series by depositing with the Trustee, in trust, funds sufficient to pay at maturity or upon redemption all of the Debt Securities of such series provided that all of the Debt Securities of such series are by their terms to become due and payable within one year or are to be called for redemption within one year. No such opinion of counsel or ruling from the Internal Revenue Service is required with respect to a discharge pursuant to the immediately preceding sentence. In the event of any discharge of Debt Securities pursuant to the terms of the Indenture described above, the Holders of such Debt Securities will thereafter be able to look solely to such trust fund, and not to the Company, for payments of principal, premium, if any, and interest, if any. (Sections
12.01 and 12.02)

CONCERNING THE TRUSTEE

     The Company maintains banking relationships (including the extension of credit) in the ordinary course of business with the Trustee.

                          DESCRIPTION OF DEBT WARRANTS

     The Company may issue, together with Debt Securities or separately, Debt Warrants for the purchase of Debt Securities. If the Debt Warrants are issued together with any Debt Securities, they may be attached to or separate from such Debt Securities. The Debt Warrants are to be issued under a Debt Warrant Agreement (the "Debt Warrant Agreement") to be entered into between the Company and a bank or trust company, as Warrant Agent (the "Debt Warrant Agent"), and may be issued in one or more series, all as shall be set forth in the Prospectus Supplement relating thereto. The forms of the Debt Warrant Agreement and the certificates for the Debt Warrant are filed as exhibits to the Registration Statement of which this Prospectus is part. The following summaries of certain provisions of the Debt Warrant Agreement and the Debt Warrants do not purport to be complete and such summaries are subject to the detailed provisions of the Debt Warrant Agreement to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the Debt Warrants. References in italics are to sections of the Debt Warrant Agreement. Wherever particular provisions of the Debt Warrant Agreement are referred to, such provisions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference.

GENERAL

     Reference is made to the Prospectus Supplement for the following terms of and information relating to the Debt Warrants: (i) the price at which the Debt Warrants will be issued; (ii) the currency or composite currency for which the Debt Warrants may be purchased; (iii) the designation, aggregate principal amount, currency or composite currency and terms of the Debt Securities that may be purchased upon exercise of the Debt Warrants; (iv) if applicable, the designation and terms of the Debt Securities with which the Debt Warrants are issued and the number of Debt Warrants issued with each of such Debt Securities;
(v) if applicable, the date on and after which the Debt Warrants and the related Debt Securities will be separately transferable; (vi) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant and the price at which and the currency or composite currency in which such principal amount of Debt Securities may be purchase upon such exercise; (vii) the date on which the right to exercise the Debt Warrants shall commence and the date (the "Debt Warrant Expiration Date") on which such right shall expire or, if the Debt Warrants are not continuously exercisable throughout such period, the specific date or date on which they will be exercisable (each, a "Debt Warrant Exercise Date," which term shall also mean, with respect to Debt Warrants continuously exercisable for a period of time, every date during such period); (viii) any applicable United States Federal income tax consequences; (ix) the identity of the Debt Warrant Agent in respect of the Debt Warrants; (x) the proposed listing, if any, of the Debt Warrants or the Debt Securities purchasable upon exercise thereof on any securities exchange; and (xi) any other terms of the Debt Warrants.

     Debt Warrants of each series will be evidenced by certificates (the "Debt Warrant Certificates") in registered form. (Section 1.02)

     At the option of the Holder upon request confirmed in writing, and subject to the terms of the Debt Warrant Agreement, Debt Warrants may be presented for exchange and for registration of transfer (with the form of transfer endorsed thereon duly executed) at the corporate trust office of the Debt Warrant Agent for such series of Debt Warrants (or any other office indicated in the Prospectus Supplement relating to such series of Debt Warrants) without service charge and upon payment of any taxes and other governmental charges as described in the Debt Warrant Agreement. Such transfer or exchange will be effected only if the Debt Warrant Agent for such series of Debt Warrants is satisfied with the documents of title and identity of the person making the request. (Section 4.01)

     The Debt Warrant Agreement contains no covenants or other provisions to afford protection to Holders of the Debt Warrants in the event of a highly leveraged transaction or a change in control of the Company, except to the limited extent described under "Merger or Disposition of Assets" below. In the event such protective covenants or provisions are added at a later time, they will be described in the applicable Prospectus Supplement.

EXERCISE OF DEBT WARRANTS

     Each Debt Warrant will entitle the Holder to purchase for cash such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement. Debt Warrants may be exercised at any time up to the close of business on the Debt Warrant Expiration Date set forth in the Prospectus Supplement. After the close of business on the Debt Warrant Expiration Date (or such later date to which the Debt Warrant Expiration Date may be extended by the Company), unexercised Debt Warrants will become void. (Section 2.02)

     Subject to any restrictions and additional requirements that may be set forth in the Prospectus Supplement, Debt Warrants may be exercised by delivery to the Debt Warrant Agent of the Debt Warrant Certificate evidencing such Debt Warrants properly completed and duly executed and of payment as provided in the Prospectus Supplement of the amount required to purchase the Debt Securities purchasable upon such exercise. (Section 2.03) The exercise price of Debt Warrants will be that price applicable on the date of receipt of payment in full of the requisite amount of funds, determined as set forth in the Prospectus Supplement. Upon receipt of such payment (plus payment of any accrued interest on the Debt Securities being purchased, from and including the immediately preceding interest payment date for such Debt Securities to and including the Debt Warrant Exercise Date (unless the Debt Warrant Exercise Date is after the record date, if any, but on or before the immediately succeeding interest payment date, if any, for the Debt Securities being purchased, in which case no accrued interest is payable in respect of Debt Securities to be issued as registered securities) and upon surrender of such Debt Warrant Certificate at the corporate trust office of the Debt Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the Debt Securities purchasable under such exercise. If fewer than all of the Debt Warrants represented by a Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued representing the remaining number of Warrants. (Section 2.03)

MODIFICATIONS

     The Debt Warrant Agreement and the terms of the Debt Warrants and the Debt Warrant Certificates may be amended by the Company and the Debt Warrant Agent, without the consent of the Holders, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision therein or in any other manner which the Company may deem necessary or desirable and which will not adversely affect the interests of the Holders in any material respect. (Section 6.01)

MERGER OR DISPOSITION OF ASSETS

     If at any time there shall be a merger of the Company or a disposition of substantially all of its assets as permitted under the Indenture, the successor corporation thereunder shall succeed to and assume all obligations of the Company under the Debt Warrant Agreement and the Debt Warrant Certificates. (Section 3.04) See "Description of Debt Securities -- Certain Covenants of the Company."

ENFORCEABILITY OF RIGHTS OF DEBT WARRANT HOLDERS; GOVERNING LAW

     The Debt Warrant Agent will act solely as an agent of the Company in connection with the Debt Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holder of Debt Warrant Certificates or beneficial owners of Debt Warrants. (Section 5.02) Any holder of Debt Warrant Certificates may, without the consent of the Debt Warrant Agent, any other Holder, the Trustee or the Holder of any Debt Securities issued upon exercise of Debt Warrants, enforce by appropriate legal action, on its own behalf, its right to exercise the Debt Warrants evidenced by such Debt Warrant Certificates in the manner provided therein and in the Debt Warrant Agreement. (Section 3.03) No Holder of any Debt Warrant Certificate or beneficial owner of any Debt Warrants evidenced thereby shall be entitled to any of the rights of a holder of the Debt Securities purchasable upon exercise of such Debt Warrants, including, without limitation, the right to receive the payment of principal or premium, if any, or interest, if any, on such Debt Securities or to enforce any of the covenants in the Indenture. (Section 3.01) The Debt Warrants and each Debt Warrant Agreement will be governed by, and construed in accordance with, the laws of the State of New York. (Section 6.04)

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities in any of three ways: (i) through underwriters or dealers; (ii) directly to one or more purchasers; or (iii) through agents. The applicable Prospectus Supplement will set forth the terms of the offering of any Securities, including the names of any underwriters, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Securities may be listed.

     If underwriters or dealers are used in the sale, the Securities will be acquired by such underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such Securities if any of such Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Securities may also be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent will act on a best efforts basis for the period of its appointment.

     Any underwriters, dealers or agents participating in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them on the sale or resale of Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof.

Agents and underwriters may be customers of, engage in transactions with, or perform services for, the Company or its affiliates in the ordinary course of business.

     If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters to solicit offers by certain institutions to purchase the Securities being offered hereby from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in the Prospectus Supplement. Such Contracts will be subject to only those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such offers.

                                 LEGAL MATTERS

     The legality of the Securities offered hereby will be passed upon for the Company by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Washington, DC.

                                    EXPERTS

     The consolidated balance sheets as of December 28, 1996 and December 30, 1995 and the related consolidated statements of income, shareholders' equity, and cash flows and related financial statement schedule for each of the three fiscal years in the period ended December 28, 1996, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P. independent accountants, given on the authority of that firm as experts in accounting and auditing.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND IN THE PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FOOD LION OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS SUPPLEMENT AND IN THE PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
           PROSPECTUS SUPPLEMENT
Statement Regarding Forward Looking
  Information........................   S-2
The Company..........................   S-3
Recent Developments..................   S-3
Use of Proceeds......................   S-4
Ratio of Earnings to Fixed Charges...   S-4
Capitalization.......................   S-5
Selected Financial Data..............   S-6
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   S-7
Description of Notes.................  S-12
Underwriting.........................  S-16
Legal Matters........................  S-17
Experts..............................  S-17
                PROSPECTUS
Available Information................     2
Incorporation of Certain Documents...     2
The Company..........................     3
Use of Proceeds......................     3
Description of Debt Securities.......     3
Description of Debt Warrants.........    10
Plan of Distribution.................    12
Legal Matters........................    13
Experts..............................    13

$300,000,000

FOOD LION, INC.

$150,000,000
7.55% NOTES DUE 2007

$150,000,000
8.05% NOTES DUE 2027

                          (FOOD LION LOGO)

SALOMON BROTHERS INC

NATIONSBANC
CAPITAL MARKETS, INC.

PROSPECTUS SUPPLEMENT
DATED APRIL 16, 1997